Copa Holdings Announces Monthly Traffic Statistics for August 2012

PANAMA, Sept. 6, 2012 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for August 2012:

Operating Data	August	August	% Change	YTD	YTD	% Change
	2012	2011	(YOY)	2012	2011	(YOY)
Copa Holdings (Consolidated)
ASM (mm) (1)	1,469.0	1,160.7	26.6%	10,699.5	8,584.0	24.6%
RPM (mm) (2)	1083.7	871.4	24.4%	8084.6	6649.3	21.6%
Load Factor (3)	73.8%	75.1%	-1.3p.p.	75.6%	77.5%	-1.9p.p.
International Service
ASM (mm) (1)	1,403.8	1091.3	28.6%	10,206.2	7,877.5	29.6%
RPM (mm) (2)	1032.3	816.6	26.4%	7,699.7	6,115.4	25.9%
Load Factor (3)	73.5%	74.8%	-1.3p.p.	75.4%	77.6%	-2.2p.p.
Domestic Service
ASM (mm) (1)	65.3	69.4	-6.0%	493.3	706.5	-30.2%
RPM (mm) (2)	51.4	54.9	-6.3%	384.9	534.0	-27.9%
Load Factor (3)	78.7%	79.1%	-0.3p.p.	78.0%	75.6%	2.4p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of August 2012, Copa Holdings' system-wide passenger traffic (RPM) increased 24.4% year over year, while capacity increased 26.6%. As a result, system load factor for August 2012 was 73.8%, a 1.3 percentage point decrease when compared to August 2011.

International passenger traffic grew 26.4%, while capacity increased 28.6%. This resulted in a load factor of 73.5%, a 1.3 percentage point decrease when compared to August 2011. For the month, International capacity represented 95.6% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 6.3%, while capacity decreased 6.0%. As a result, domestic load factor for the month decreased 0.3 percentage points to 78.7%. For the month, domestic capacity represented 4.4% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 80 aircraft: 54 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677